

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 1, 2008

Edward G. Sloane
Chief Financial Officer and Treasurer
Peoples Bancorp Inc.
138 Putnam Street
P.O. Box 738
Marietta, OH 45750

> **Re: Peoples Bancorp Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2008**
> **File No. 000-16772**

Dear Mr. Sloane:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney